UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 10, 2013

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 FILED ON MARCH 11, 2013 (REGISTRATION No. 333-187156) AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY SANOFI.

On April 10, 2013, Sanofi issued $1,500,000,000 aggregate principal amount of 1.250% notes due April 10, 2018 (the “Notes”). The following documents related thereto, attached hereto as Exhibits 1.1, 4.1, 5.1, 5.2, 8.1 and 8.2, are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 1.1

Underwriting Agreement dated April 3, 2013, by and among Sanofi and Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters

Exhibit 4.1	Form of 1.250% Notes Due April 10, 2018

Exhibit 5.1	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under French law

Exhibit 5.2	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under New York law

Exhibit 8.1	Opinion of Jones Day, French tax counsel to the Company, as to certain matters of French taxation

Exhibit 8.2	Opinion of Jones Day, U.S. tax counsel to the Company, as to certain matters of U.S. taxation

Exhibit 23.1	Consent of Jones Day (included in Exhibits 5.1, 5.2, 8.1 and 8.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2013		SANOFI

	By	/S/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 1.1

Underwriting Agreement dated April 3, 2013, by and among Sanofi and Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters

Exhibit 4.1	Form of 1.250% Notes Due April 10, 2018

Exhibit 5.1	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under French law

Exhibit 5.2	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under New York law

Exhibit 8.1	Opinion of Jones Day, French tax counsel to the Company, as to certain matters of French taxation

Exhibit 8.2	Opinion of Jones Day, U.S. tax counsel to the Company, as to certain matters of U.S. taxation

Exhibit 23.1	Consent of Jones Day (included in Exhibits 5.1, 5.2, 8.1 and 8.2)